Exhibit 99.21

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company
Field Trip Health Ltd. (the “Company”) 30 Duncan Street, Suite 401 Toronto, Ontario M5V 2C3
Item 2.	Date of Material Change
January 5, 2021
Item 3.	News Release
News release dated January 5, 2021 was disseminated via GlobeNewswire. Copy of the news release have been filed on SEDAR and is available at www.sedar.com.
Item 4.	Summary of Material Change

On January 5, 2021, the Company announced that it closed its previously announced bought deal short form prospectus offering, including the exercise in full of the underwriters’ over-allotment option (the “Offering”). In connection with the Offering, the Company issued 4,448,200 units of the Company (the “Units”) at a price of CAD$4.50 per Unit, for aggregate gross proceeds of $20,016,900. The Offering was conducted by Stifel GMP (the “Lead Underwriter”), as lead underwriter and sole bookrunner with Canaccord Genuity Corp., Bloom Burton Securities Inc. and Eight Capital forming the syndicate of underwriters (together with the Lead Underwriter, the “Underwriters”).

Each Unit is comprised of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share (a “Warrant Share”) at an exercise price of $5.60 per Warrant Share until July 5, 2022. In the event that the volume weighted average trading price of the Common Shares exceeds $9.00 for ten (10) consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than fifteen (15) trading days’ notice. The Warrants will be listed for trading on the facilities of the Canadian Securities Exchange (the “CSE”) under the symbol “FTRP.WT”. The Company has received approval from CSE to list the Warrants and the Warrants are expected to commence trading on the date hereof.

In consideration for their services, the Company paid to the Underwriters a cash commission equal to $763,046.10 and issued to the Underwriters 169,565 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant may be exercised to acquire one Common Share (each, a “Compensation Share”) at an exercise price of $4.50 per Compensation Share until January 5, 2023.

Item 5.	Full Description of Material Change

Joseph del Moral, the Chief Executive Officer of the Company, purchased 55,555 Units in the Offering and, as such, the issuance of the Units to Mr. del Moral is a “related-party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). However, the issuance is exempt from: (i) the valuation requirement of MI 61-101 by virtue of the exemption contained in Section 5.5(a), as the fair market value of the Units does not exceed 25% of the Company’s market capitalization, and (ii) from the minority shareholder approval requirement of MI 61-101 by virtue of the exemption contained in Section 5.7(1)(a) of MI 61- 101, as the fair market value of the Units does not exceed 25% of the Company’s market capitalization. A material change report was not filed by the Company 21 days before the closing of the Offering as the level of insider participation was not known at that time and the Company moved to close the Offering immediately upon satisfaction of all applicable closing conditions. In the view of the Company, this was reasonable in the circumstances because the Company wished to complete the Offering as soon as possible.

Bennett Jones LLP acted as legal advisors to the Company and Borden Ladner Gervais LLP acted as legal advisors to the Underwriters on the Offering.

The securities sold in the Offering have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements. The Units were sold in the United States to Qualified Institutional Buyers (as defined in Rule 144A under the 1933 Act) pursuant to exemptions from the registration requirements under Rule 144A of the 1933 Act and to persons who qualify as Accredited Investors (as defined in Regulation D under the 1933 Act) pursuant to exemptions from the registration requirements under Rule 506 of Regulation D of the 1933 Act.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact: Paula Amy Hewitt Vice President, General Counsel and Corporate Secretary Telephone: (416) 617-6277

Item 9.	Date of Report

January 6, 2021